Exhibit 99.1

Uxin Announces Management Share Purchase Plan

BEIJING, June 18, 2026 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading used car retailer in China, today announced that the Company has been informed by Mr. Kun Dai, chairman of the board of directors and chief executive officer of the Company, that based on his confidence in the Company’s value and long-term business prospects, he intends to use his personal funds to purchase up to an aggregate of US$5 million of Uxin’s American Depositary Shares (“ADSs”) in the 12-month period starting from June 25, 2026, pursuant and subject to applicable rules and regulations and Uxin’s insider trading policy.

“The recent slowdown in China’s new vehicle market has created headwinds for China’s used car industry. However, this environment underscores the resilience and differentiated strengths of Uxin’s business model. Uxin’s data-driven operating model enables industry-leading inventory turnover capabilities for it. As the industry further consolidates, companies like Uxin with proven scale advantages are well positioned to capture more market share. I am confident that Uxin will emerge from this cycle with a stronger competitive position and greater market share,” said Mr. Dai.

Mr. Dai continued, “China’s used car market is a trillion-RMB market with substantial long-term growth potential. Uxin’s current plan is to operate 50 superstores and achieve annual transaction volume exceeding one million units by 2030. I firmly believe that the Uxin’s principal shareholders, as committed long-term value investors, share my strong conviction in the prospects of China’s used car industry and in Uxin’s long-term business plan. This share purchase plan reflects my confidence in the Uxin’s intrinsic value and its future growth trajectory. Uxin will remain focused on delivering value to our customers and achieving high-quality growth, driving the transformation and upgrading of China’s used car industry and delivering long-term value for its consumers and shareholders.”

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co